Exhibit 99.1

SECOND QUARTER 2016

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2016 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2016 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, May 26, 2016—Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,573 million for the second quarter ended April 30, 2016, up $71 million or 3% from a year ago. Net income was up $179 million or 7%, excluding a specified item(1) in the prior year as noted below. Results reflect strong earnings in Wealth Management, which benefited from the inclusion of City National Bank (City National), record earnings in Personal & Commercial Banking and higher earnings in Insurance. These factors were partially offset by lower results in Capital Markets and Investor & Treasury Services as compared to strong levels last year. Our results also include favourable foreign exchange translation and continuing benefits from our ongoing focus on efficiency management activities. Our total provision for credit losses (PCL) ratio of 0.36% is comprised of PCL on impaired loans ratio of 0.32% and PCL on loans not yet identified as impaired ratio of 0.04%. PCL on impaired loans ratio increased 7 basis points (bps) from the prior year primarily as a result of the sustained low oil price environment.

Compared to last quarter, net income increased $126 million or 5%, mainly reflecting higher earnings in Wealth Management, Insurance, Capital Markets and Personal & Commercial Banking, partially offset by lower earnings in Investor & Treasury Services. This quarter, PCL increased by $50 million ($37 million after-tax) for loans not yet identified as impaired. PCL on impaired loans ratio of 0.32% was relatively flat from last quarter.

Our Basel III Common Equity Tier 1 (CET1) ratio strengthened to 10.3%, up 40 bps from the prior quarter.

“We delivered a solid quarter, with earnings of over $2.5 billion, reflecting underlying strength across our businesses. I’m very pleased with our performance in the first half of the year with earnings of over $5 billion, particularly in the context of a challenging operating environment,” said Dave McKay, RBC President and CEO. “Underpinned by our culture and commitment to putting clients first, RBC continues to be well positioned going forward given the strength of our diversified business model, our prudent risk management and our ability to effectively manage costs.”

Q2 2016 compared to Q2 2015

•     Net income of $2,573 million (up 3% from $2,502 million)

•     Diluted earnings per share (EPS) of $1.66 (down $0.02 from $1.68)

•     Return on common equity (ROE)(2) of 16.2% (down 310 bps from 19.3%)

•     Basel III CET1 ratio of 10.3% (up 30 bps from 10.0%)

YTD 2016 compared to YTD 2015 • Net income of $5,020 million (up 1% from $4,958 million) • Diluted EPS of $3.25 (down $0.08 from $3.33) • ROE of 15.8% (down 350 bps from 19.3%)

Excluding specified item(1): Q2 2016 compared to Q2 2015 • Net income of $2,573 million (up 7% from $2,394 million) • Diluted EPS of $1.66 (up $0.05 from $1.61) • ROE of 16.2% (down 230 bps from 18.5%)

Excluding specified item(1) : YTD 2016 compared to
YTD 2015

•     Net income of $5,020 million (up 4% from $4,850 million)

•     Diluted EPS of $3.25 (down $0.01 from $3.26)

•     ROE of 15.8% (down 310 bps from 18.9%)

The specified item from Q2 2015 is detailed on page 3 and relates to a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of foreign currency translation adjustment that was previously booked in other components of equity.

Q2 2016 Business Segment Performance

Personal & Commercial Banking net income was a record $1,297 million, up $97 million or 8% compared to last year. Canadian Banking net income was $1,241 million, up $50 million or 4% compared to last year, driven by solid volume growth of 6% across most businesses, the positive impact of one additional day in February, and fee-based revenue growth. These factors were partially offset by higher PCL and lower spreads. Caribbean & U.S. Banking net income was $56 million, up $47 million from last year, largely reflecting fee-based revenue growth and lower provisions in the Caribbean portfolio. In addition, the prior year included a loss of $23 million (before- and after-tax) related to sale of RBC Royal Bank (Suriname) N.V. (RBC Suriname).

[1]	Results and measures excluding the specified item are non-GAAP measures. For further information, including reconciliation, refer to the non-GAAP section on page 3 of this earnings release.
[2]	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q2 2016 Report to Shareholders.

Compared to last quarter, Personal & Commercial Banking net income was up $7 million or 1%. Canadian Banking net income was up $10 million or 1% compared to last quarter as lower staff costs and higher spreads were partially offset by the negative impact of seasonal factors including fewer days in the current quarter, and higher PCL. Caribbean & U.S. Banking net income was down $3 million.

Wealth Management net income of $386 million was up $115 million or 42% from last year, reflecting the inclusion of our acquisition of City National, which contributed $66 million to net income; $108 million(1) excluding amortization of intangibles of $29 million after-tax and $13 million of after-tax integration costs. Results also reflect benefits from our efficiency management activities, lower PCL and lower restructuring costs related to our International Wealth Management business. These factors were partially offset by lower transaction volumes reflecting reduced client activity.

Compared to last quarter, net income was up $83 million or 27%, largely reflecting benefits from our efficiency management activities and lower variable compensation driven by lower revenue. Higher earnings in City National driven by loan growth, lower acquisition and integration costs, and higher transaction volumes also contributed to the increase. These factors were partially offset by lower foreign exchange translation.

Insurance net income of $177 million was up $54 million or 44% from last year, mainly due to the favourable impact of investment-related gains on our Canadian Life business, and lower net claims costs in both Canadian and International Insurance.

Compared to last quarter, net income was up $46 million or 35%, reflecting a tax recovery and lower net claims costs in Canadian Insurance.

Investor & Treasury Services net income of $139 million was down $20 million or 13% from last year, mainly driven by continued investment in technology initiatives and lower earnings from foreign exchange market execution reflecting a decrease in client activity. These factors were partially offset by higher earnings on growth in client deposits and the positive impact of foreign exchange translation.

Compared to last quarter, net income was down $4 million or 3%, primarily due to lower funding and liquidity results. This factor was partially offset by higher custodial fees and higher earnings on client deposits.

Capital Markets net income of $583 million was down $42 million or 7% from last year, primarily due to lower results in Global Markets and Corporate and Investment Banking driven by lower client activity, and higher PCL. These factors were partially offset by lower variable compensation, lower taxes and an increase due to foreign exchange translation.

Compared to last quarter, net income was up $13 million or 2%, mainly due to growth in debt and equity origination and higher loan syndication activity. These factors were partially offset by higher litigation and related legal costs, lower foreign exchange translation and lower M&A activity.

Corporate Support net loss was $9 million mainly due to the increase of $50 million ($37 million after-tax) in the allowance for credit losses for loans not yet identified as impaired, which was mostly offset by asset/liability management activities. Net income last year of $124 million largely reflected a gain of $108 million (before-and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of a cumulative translation adjustment (CTA) that was previously booked in other components of equity (OCE), as well as asset/liability management activities. In Q2 2015, the gain was identified as a specified item.

Capital – As at April 30, 2016, Basel III CET1 ratio was 10.3%, up 40 bps compared to last quarter, largely reflecting strong internal capital generation and lower risk-weighted assets in our market risk portfolios.

Credit Quality – Total PCL of $460 million was up $50 million or 12% from last quarter, reflecting an increase in provisions for loans not yet identified as impaired of $50 million ($37 million after-tax). Total PCL ratio was 0.36%, up 5 bps compared to last quarter. PCL on impaired loans of $410 million was flat from last quarter. PCL on impaired loans ratio of 0.32% was relatively flat, up 1 bp, from last quarter.

Total gross impaired loans (GIL) of $3,703 million was up $583 million or 19% from last quarter largely due to an increase in impaired oil & gas loans reflecting our bottom-up analysis of the portfolio and considering external factors. The increase in GIL did not warrant a proportionate increase in the allowance given the seniority of our loans and collateral received. Total GIL ratio was 0.71%, up 12 bps compared to last quarter.

[1]	City National results excluding amortization of intangibles and acquisition and integration costs is a non-GAAP measure that provides readers with a better understanding of management’s perspective on our performance.

Non-GAAP measures

Results and measures excluding

•	A gain of $108 million (before- and after-tax) in Q2 2015 from the wind-up of a U.S.-based subsidiary that resulted in the release of CTA that was previously booked in OCE; and
•	$29 million of after-tax amortization of intangibles and $13 million of after-tax integration costs in Q2 2016 related to our acquisition of City National are non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding this specified item from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance, and should enhance the comparability of our comparative periods. For further information, refer to the Key Performance and non-GAAP measures section of our Q2 2016 Report to Shareholders.

Net Income, excluding specified item
	For the three months ended April 30, 2015			For the six months ended April 30, 2015
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Release of CTA	Adjusted	Reported	Release of CTA	Adjusted
Net income	$2,502	$(108)	$2,394	$4,958	$(108)	$4,850
Basic earnings per share	$1.68	$(0.07)	$1.61	$3.34	$(0.07)	$3.27
Diluted earnings per share	$1.68	$(0.07)	$1.61	$3.33	$(0.07)	$3.26
ROE	19.3%		18.5%	19.3%		18.9%

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2015 Annual Report and in the Risk management section of our Q2 2016 Report to Shareholders; weak oil and gas prices; the high levels of Canadian household debt; exposure to more volatile sectors, such as lending related to commercial real estate and leveraged financing; cybersecurity; anti-money laundering; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2015 Annual Report, as updated by the Overview and outlook section in our Q2 2016 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2015 Annual Report to Shareholders and in the Risk management section of our Q2 2016 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q2 2016 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday May 26th, 2016 at 8:30 a.m. (EDT) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217, 866-696-5910, passcode 3790341#). Please call between 8:20 a.m. and 8:25 a.m. (EDT).

Management’s comments on results will be posted on RBC’s website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from May 26, 2016 until August 23, 2016 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 2318221#).

Media Relations Contacts

Claire Holland, Senior Director, Communications, claire.holland@rbc.com, 416-974-2239 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Stephanie Phillips, Director, Investor Relations, stephanie.phillips@rbc.com, 416-955-7809

Asim Imran, Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

Brendon Buckler, Associate Director, Investor Relations, brendon.buckler@rbc.com, 416-955-7807

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have over 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com. RBC helps communities prosper, supporting a broad range of community initiatives through donations, community investments, sponsorships and employee volunteer activities. In 2015, we contributed more than $121 million to causes around the world.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.